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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25



                                                      SEC FILE NUMBER: 0-10004
                                                      CUSIP NUMBER: 630402 10 5



                           NOTIFICATION OF LATE FILING


Check One): [X] Form 10-K  [ ] Form 20-F [ ] Form 11-K  [ ] Form 10-Q
            [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended:      June 30, 2005
                      -----------------------

[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:     Napco Security Systems, Inc.
                             ----------------------------

Former Name if Applicable:     N/A

Address of Principal Executive Office (Street and Number):  333 Bayview Avenue
                                                            ------------------

City, State and Zip Code: Amityville, New York 11701
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                       PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]  (c) The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The filing was delayed because the Company's Independent Registered Public Accounting Firm was waiting for a final third party report regarding the Company Goodwill Impairment test.

                          PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification



Kevin S. Buchel             (631)                          842-9400
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(Name)                      (Area Code)                    (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No


The Company expects to report a net income of approximately $5,629,000 for the fiscal year ended June 30, 2005, compared to a net income of approximately $3,335,000 for the fiscal year ended June 30, 2004.



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Napco Security Systems, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2005


                                                   By: /s/ Kevin S. Buchel
                                                       -------------------------
                                                       Kevin S. Buchel,
                                                       Senior Vice President of
                                                       Operations and Finance